Commission File No. 001-34801

Pursuant to Rule 425 under the Securities Act of 1933, as amended

And deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Filing by: Peoples Federal Bancshares, Inc.

Subject Company: Peoples Federal Bancshares, Inc.

Customer Communications:

Answers to Questions You Might Have

Who is Rockland Trust and where are they located?

Rockland Trust is a full-service commercial bank with nearly 80 branches serving Eastern Massachusetts including Cape Cod and the South Coast in addition to Greater Boston.  It is a strong and safe bank that was recently recognized by Forbes magazine as one of the 25 healthiest banks in the nation.   In addition to a full range of consumer products, Rockland Trust is a leader in business and commercial banking, having been recognized as the “top commercial lender” by Banker & Tradesman magazine.  Rockland Trust also has a full range of investment services for both individuals and organizations.

Why did Peoples Federal Savings agree to join forces with Rockland Trust?

Joining forces with Rockland Trust preserves the strengths of Peoples Federal Savings while bringing additional capabilities and scale to better meet the needs of our customers and communities.

Like Peoples Federal Savings, Rockland Trust has a 100+ year heritage and commitment to the communities of Eastern Massachusetts.  Both organizations pride themselves on delivering the exceptional personal service of a community bank.  Both organizations have sizeable charitable foundations dedicated to the well-being of their communities.  Both organizations believe that colleagues are critical to their success, which has contributed to them being respected employers with long-term loyal employees.  In fact, The Boston Globe has recognized Rockland Trust as one of the Best Places to Work five years in a row.

Rockland Trust brings a range of products and capabilities that will be new to Peoples Federal  Savings customers.  For instance, Rockland Trust has:

•                  Larger commercial lending capacity, up to $50 million per qualified business client;

•                  State-of-the-art mobile banking services for consumers and businesses, including the ability to deposit checks via smart phone;

•                  A full range of investment products and investment management and trust capabilities;

•                  Replaced all its ATMs with  “Smart” ATMs that allow for bulk deposits with check images printed on receipts;

•                  Cash management services for businesses, including “positive pay,” an automated fraud detection tool;

•                  Merchant services that allows our business customers to accept credit and debit cards in their stores and even on their web sites;

•                  Asset Based Lending programs that could allow us to meet the credit needs of a broader set of business customers;

•                  A wide range of affordable housing capabilities and expertise.

The addition of Rockland Trust’s branches and ATM locations will provide additional presence and convenience to customers in the Boston area.

Was Peoples Federal Savings forced to merge?

No.  Peoples Federal Savings management felt that the combination with Rockland would provide a stronger bank with more capabilities to serve our customers.   Joining with Rockland Trust positions us to thrive in an increasingly competitive environment where technology and scale is required to meet our customers’ needs.

When will the transaction be effective?

We anticipate the transaction to close sometime in the first quarter of 2015, subject to regulatory and shareholder approvals.

Will any branches close?

No, Rockland Trust does not have a presence in most of the Peoples Federal Savings’ markets, and has no plans to close any branches.

Will any staff lose their jobs?

Rockland Trust understands how important personal relationships are to customers.  Retention of bankers and other customer contact personnel will be a top priority.

What will be the name of the bank?

The name of the combined bank will be Rockland Trust.

Will there be any changes to customer accounts?

Rockland Trust does not anticipate significant product, rate or fee changes in the immediate term. Every effort will be made to minimize changes to your products, rates and fees as the two organizations’ products and systems are aligned in 2015. We will keep customers informed on what to expect through ongoing communications. Rockland Trust believes in fair and transparent pricing, and offers a host of consumer and business products and services, including free consumer and business checking accounts and no-fee ATMs.

Is Rockland Trust a member of the SUMSM ATM program?

Yes. Rockland Trust is a member of the SUM ATM program.  The SUM ATM program provides customers with the option of using thousands of SUM ATMs surcharge-free. (For a complete listing of SUM locations, visit www.SUM-ATM.com).

Does Rockland Trust offer online and mobile banking?

Yes. In fact, Rockland Trust just recently upgraded online banking to include the most advanced security as well as enhanced features based on customer feedback. Rockland Trust’s mobile banking is available for both consumer and business customers, and includes features such as bill pay, fund transfers, and account balance alerts. You can even deposit checks using a smart phone.

Does Rockland Trust have the same deposit insurance coverage as Peoples Federal Savings?

Yes. Rockland Trust is a strong, secure, and well-capitalized bank and a safe place for your deposits.  All deposits are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. This coverage can be increased for larger deposits through titling of accounts. Like Peoples Federal Savings, Rockland Trust also participates in the Certificate of Deposit Account Registry Service (CDARS). These certificates of deposit (CDs) enable customers to insure their deposits up to $50 million.

Forward Looking Statements:

Certain statements contained in this communication that are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, notwithstanding that such statements are not specifically identified.  Examples of forward-looking statements include, but are not limited to: (i) statements about the benefits of the merger, including future financial and operating results, cost savings, enhanced revenues and accretion to reported earnings that may be realized from the merger; (ii) statements of plans, objectives and management expectations; (iii) statements of future economic performance; and (iv) statements of assumptions underlying such statements. Words such as “believes,” “anticipates,” “expects,” “intends,” “targeted,” “continue,” “remain,” “will,” “should,” “may” and other similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties, and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Factors that could cause actual results to differ include, but are not limited to: (i) the risk that the businesses involved in the merger will not be integrated successfully or such integration may be more difficult, time-consuming, or costly than expected; (ii) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (iii) revenues following the merger may be lower than expected; (iv) deposit attrition, operating costs, customer loss, and business disruption following the merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (v) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (vi) local, regional, national and international economic conditions and the impact they may have on the parties to the merger and their customers; (vii) changes in interest rates, spreads on earning assets and interest-bearing liabilities, and interest rate sensitivity; (viii) prepayment speeds, loan originations and credit losses; (ix) sources of liquidity; (x) shares of common stock outstanding and common stock price volatility; (xi) fair value of and number of stock-based compensation awards to be issued in future periods; (xii) legislation affecting the financial services industry as a whole, and/or the parties and their subsidiaries individually or collectively; (xiii) regulatory supervision and oversight, including required capital levels; (xiv) increasing price and product/service competition by competitors, including new entrants; (xv) rapid technological developments and changes; (xvi) the parties’ ability to continue to introduce competitive new products and services on a timely, cost-effective basis; (xvii) the mix of products/services; (xviii) containing costs and expenses; (xix) governmental and public policy changes; (xx) protection and validity of intellectual property rights; (xxi) reliance on large customers; (xxii) technological, implementation and cost/financial risks in large, multi-year contracts; (xxiii) the outcome of pending and future litigation and governmental proceedings; (xxiv) continued availability of financing; (xxv) financial resources in the amounts, at the times and on the terms required to support the parties’ future businesses; and (xxvi) material differences in the actual financial results of merger and acquisition activities compared with expectations, including the full realization of anticipated cost savings and revenue enhancements.

Additional factors that could cause the results of Independent Bank Corp. (“Independent”), the parent of Rockland Trust Company (“Rockland Trust”), and Peoples Federal Bancshares, Inc. (“Peoples Federal”), the parent of Peoples Federal Savings Bank (“Bank”), to differ materially from those described in the forward-looking statements can be found in Independent’s and Peoples Federal’s most recent Annual Reports on Form 10-K and subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC, all of which you are encouraged to read. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters and attributable to the parties or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements referenced above.  Forward-looking statements speak only as of the date on which such statements are made. The parties undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events.

Additional Information and Where to Find It:

In connection with the proposed merger between Independent and Peoples Federal (the “Merger”), Independent will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement of Peoples Federal and a Prospectus of Independent, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the Merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about the proposed Merger. You will be able to obtain a free copy of the Proxy Statement/Prospectus, as well as other filings containing information about Independent and Peoples Federal at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, for Independent, at www.RocklandTrust.com under the tab “Investor Relations” and then under the heading “SEC Filings” and for Peoples Federal, at http://investors.pfsb.com under the tab “Financial Information.” Copies of the Proxy Statement/Prospectus and the SEC filings that will be incorporated by reference in the Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to Investor Relations, Independent Bank Corp., 288 Union Street, Rockland, Massachusetts 02370, (781) 982-6737, or to Investor Relations, Peoples Federal Bancshares, Inc., 435 Market Street, Brighton, Massachusetts 02135, (617) 254-0707.

Participants in the Solicitation:

Independent, Peoples Federal and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Peoples Federal’s shareholders in connection with the proposed Merger. Information about Independent’s directors and executive officers is set forth in the proxy statement for its 2014 annual meeting of shareholders, as filed with the SEC on March 25, 2014.  Information about Peoples Federal’s directors and executive officers is set forth in the proxy statement for its 2014 annual meeting of shareholders, as filed with the SEC on January 14, 2014. Additional information regarding the interests of those participants and other persons who may be deemed participants in the proxy solicitation may be obtained by reading the Proxy Statement/Prospectus regarding the Merger when it becomes available. You may obtain free copies of this document as described in the preceding paragraph.